KW 3/12/14

[redacted]

14046859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BPU INVESTMENT MANAGEMENT INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE OXFORD CENTER, 301 GRANT ST., SUITE 3300
(No. and Street)

PITTSBURG	PA	15219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN L. ALVAREZ — (770) 263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LALLY & CO., LLC
(Name – *if individual, state last, first, middle name*)

5700 CORPORATE DRIVE, SUITE 800	PITTSBURG	PA	15237-5851
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, KAREN L. ALVAREZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BPU INVESTMENT MANAGEMENT INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ann M Holloway
Notary Public
DeKalb County, Georgia
My Commission Expires [illegible]

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BPU INVESTMENT MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2013

Lally & Co.

CPAs and Business Advisors

BPU INVESTMENT MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2013

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying financial statements of **BPU Investment Management, Inc.** (the "Company"), which comprise the statement of financial condition as of December 31, 2013, the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BPU Investment Management, Inc.** as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules on pages 15 through 17 is presented for additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

February 24, 2014

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and Cash Equivalents	$	341,760
Receivable from Broker-Dealers and Clearing Organizations		222,385
Securities Owned - At Fair Value		51,740
Securities Owned - Not Readily Marketable		2,836
Loans and Advances Receivable - Officers and Employees		129,265
Prepaids and Other Assets		148,787
Furniture, Equipment, and Leasehold Improvements - At Cost, Less Accumulated Depreciation of Approximately $347,000		43,909
Total Assets	$	940,682

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	390,392
Payable to Broker-Dealers and Clearing Organizations		14,945
Note Payable		11,284
Total Liabilities		416,621
Stockholders' Equity		
Common Stock - Par Value $1 Per Share; 100,000 Shares Authorized; 65,000 Shares Issued and Outstanding		65,000
Retained Earnings		459,061
Total Stockholders' Equity		524,061
Total Liabilities and Stockholders' Equity	$	940,682

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

REVENUE	
Investment Management Fees	$ 4,349,338
Commissions and Fees	1,069,819
Principal Transactions	752,771
Investment Banking Fees	110,500
Other Revenues and Gains	449,170
Total Revenue	6,731,598
EXPENSES	
Employee Compensation and Benefits	4,691,446
Occupancy and Equipment	493,220
IT, Data, Research, and Communications	328,063
Clearing Charges	284,960
Professional Services	242,518
Advertising and Marketing	109,146
Investment Banking Commissions	106,065
Travel and Entertainment	87,300
Licenses and Registrations	77,068
Other Expenses	428,835
Total Expenses	6,848,621
Net Loss	$ (117,023)

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2013

Subordinated Borrowings - December 31, 2012	$	-
Increases		-
Decreases		-
Subordinated Borrowings - December 31, 2013	$	-

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock	Retained Earnings	Total
Balance - December 31, 2012	$ 65,000	$ 576,084	$ 641,084
Net Loss	-	(117,023)	(117,023)
Balance - December 31, 2013	$ 65,000	$ 459,061	$ 524,061

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES		
Net Loss	$	(117,023)
Noncash Items Included in Net Loss		
Depreciation		19,567
Changes In		
Receivable from/Payable to Broker-Dealers and Clearing Organizations		40,319
Securities Owned		(19,046)
Advances Receivable - Employees		23,234
Prepaids and Other Assets		51,047
Accounts Payable, Accrued Expenses, and Other Liabilities		(593,364)
Net Cash and Cash Equivalents From Operating Activities		(595,266)
INVESTING ACTIVITIES		
Purchase of Equipment		(32,921)
Net Repayment of Loans to Officers		24,192
Net Cash and Cash Equivalents From Investing Activities		(8,729)
FINANCING ACTIVITIES		
Principal Payments on Note Payable		(12,894)
Net Decrease in Cash and Cash Equivalents		(616,889)
Cash and Cash Equivalents - Beginning		958,649
Cash and Cash Equivalents - Ending	$	341,760
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$	1,614

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

BPU Investment Management, Inc. was incorporated in September 1985 and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is also a federally registered investment advisor with the Securities and Exchange Commission ("SEC").

The Company is headquartered in Pittsburgh, Pennsylvania and maintains branch offices in Pittsburgh as well as three additional branch offices in Canonsburg, Greensburg and Uniontown, Pennsylvania. The Company executes principal and agency securities transactions, provides investment banking services, and manages investment portfolios.

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of BPU Investment Management, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Estimates Used

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could vary from those estimates that were used.

Securities Transactions

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis generally the third business day following the trade date. In the opinion of management, the difference in settlement date versus trade date recording is not considered material to the financial statements.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing organizations. Those organizations are located in Pennsylvania and Massachusetts (financial institutions) and New Jersey (clearing organizations). The accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing organizations are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with those accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (Continued)

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Securities Owned

Securities are recorded at fair value in accordance with FASB ASC topic on Fair Value Measurements and Disclosures. Proprietary securities transactions are recorded on a settlement date basis. Securities owned are held in accounts with the Company's clearing broker and a mutual fund company. The securities accounts are insured by SIPC up to $500,000.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is estimated over the estimated useful lives of the assets on accelerated methods for financial reporting purposes. Depreciation expense for the year ended December 31, 2013, amounted to approximately $19,600.

Investment Management Fees

Investment management fees charged to customers are billed quarterly in advance and recognized on a pro rata basis over the quarter as earned.

Advertising and Marketing Costs

Advertising and marketing costs are charged to operations when the event takes place. Advertising and marketing expense was approximately $109,100 in 2013.

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes. Earnings and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax rates. Accordingly, the Company's financial statements do not include a provision for income taxes.

The Company follows the guidance of the FASB ASC topic on Accounting for Uncertain Tax Positions. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next 12 months. In general, the Company's tax positions for open tax years remain subject to examination by the tax authorities in the jurisdictions in which the Company operates.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2013 and through February 24, 2014, the date the financial statements were issued.

3 - FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Equities are valued at quoted market prices or at cost based on limited marketability.

There have been no changes in the methodologies used at December 31, 2013.

The following table summarizes the valuation of the assets and liabilities by the fair value hierarchy as described above as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets				
Equity Securities	$ 51,740	$ -	$ 2,836	$ 54,576

There were no transfers between Level 1 and Level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2013:

	Balance January 1, 2013	Unrealized Gains (Losses)	Purchases and Sales	Balance December 31, 2013
Equity Securities	$ 3,043	$ (207)	$ -	$ 2,836

4 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013, consisted of the following:

Deposits with Clearing Organizations	$ 100,000
Fees and Commissions Receivable	122,385
	$ 222,385
Payable to Clearing Organizations	$ 14,945

5 - EMPLOYEE BENEFITS AND DEFERRED COMPENSATION PLANS

The Company sponsors a profit sharing plan under Section 401(k) of the Internal Revenue Code benefiting substantially all employees, as defined. Employees are eligible to participate as of the date of their employment. A contribution to the plan totaling approximately $55,000 was recognized by the Company for the year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

6 - REVOLVING CREDIT LINE

Under the terms of a revolving credit agreement with a bank, the Company may borrow up to $300,000, which was fully available at December 31, 2013. Principal borrowings on the line are payable on demand and interest on advances is payable monthly at the prime rate plus .5% (3.75% at December 31, 2013). The line is collateralized with principally all assets of the Company and calls for stockholder guarantees. The credit line agreement also calls for periodic renewals.

7 - NOTE PAYABLE

At December 31, 2013, the Company has a note payable to FINRA, a broker-dealer self-regulatory agency, in an amount of approximately $11,300. The note is payable in monthly installments of principal and interest (6.25% at December 31, 2013) of approximately $1,200. The note matures in November 2014.

8 - COMMITMENTS

Leases

The Company leases office space and equipment under several short-term and long-term agreements that expire in various years through 2019. Certain of the leases provide for renewal options. The leases are classified as operating leases. The lease agreements call for monthly base rents of approximately $34,000 at December 31, 2013. Currently the Company receives a monthly credit of approximately $4,000 for space not used in the Pittsburgh location, reducing the monthly base rents to approximately $30,000. Certain of the office space leases contain provisions for additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. For the year ended December 31, 2013, rent expense under the leases was approximately $402,000, which is included under the captions "Occupancy and Equipment" and "Other Expenses" in the accompanying statement of income.

8 - COMMITMENTS (CONTINUED)

Leases (Continued)

Minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2013 for each of the next five years and in the aggregate are:

Year Ending December 31,	
2014	$ 408,200
2015	397,300
2016	397,800
2017	410,200
2018	414,400
Thereafter	103,600
	$ 2,131,500

Affiliation Agreement

The Company has entered into an affiliation agreement to provide certain financial services to a third-party organization. Under the terms of the agreement, the Company compensates this affiliate at certain agreed-upon rates for revenues earned on investment banking or other services generated by the affiliate. The agreement has no expiration date and can be terminated by either party with a sixty day written notice. For the year ended December 31, 2013, the Company earned approximately $110,500 of revenue and incurred approximately $106,100 of fees under this agreement, which are included under the caption "Investment Banking Fees" in the accompanying statement of income.

9 - RELATED PARTY TRANSACTIONS

The Company occasionally makes loans and advances to certain of its officers and employees. At December 31, 2013, officer loans and advances totaling approximately $129,300 were outstanding and are included in the statement of financial condition under the caption "Loans and Advances Receivable - Officers and Employees". The loans and advances are due on demand and have interest rates of 1.36% and 0.20% per annum. For the statement of cash flows, cash flows from employee advances are considered operating activities, and cash flows from officer loans are considered investing activities.

10 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness," as defined, not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2013, the Company's net capital under the uniform net capital rule was approximately $283,100, which exceeded the minimum capital requirements by approximately $233,100. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 1.24 to 1.

11 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5

BPU INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2013

NET CAPITAL		
Stockholders' Equity	$	524,061
Additions		
Other Allowable Credits		64,663
Deductions		
Non-allowable Assets:		
Furniture and Equipment - Net		43,909
Other Assets		249,155
Other Deductions and/or Charges		1,405
Haircuts on Securities Owned		11,108
		305,577
Net Capital	$	283,147
AGGREGATE INDEBTEDNESS		
Total Liabilities	$	416,621
Deductions		
Discretionary Retirement Plan Contribution		(64,663)
Aggregate Indebtedness	$	351,958
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6-⅔% of Aggregate Indebtedness or $50,000)	$	50,000
Net Capital in Excess of Amount Required		233,147
Net Capital	$	283,147
Ratio of Aggregate Indebtedness to Net Capital		1.24 to 1

See independent auditors' report.

BPU INVESTMENT MANAGEMENT, INC.
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2013

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2013)

Net Capital, as Reported in Company's Part IIA (Unaudited) FOCUS Report, as Originally Filed	$	283,147
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	283,147

See independent auditors' report.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF EXEMPTIONS FROM RESERVE REQUIREMENTS COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2013

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2013.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Information Relating to the Possession or Control under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2013.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

See independent auditors' report.

OTHER INFORMATION

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplementary schedules of **BPU Investment Management, Inc.** (the "Company"), as of and for the year ended December 31, 2013, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, counterparties, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2014

BPU INVESTMENT MANAGEMENT, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES TO SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2013

Lally & Co.
CPAs and Business Advisors

BPU INVESTMENT MANAGEMENT, INC.
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2013

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors
BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by **BPU Investment Management, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (vendor disbursement records) entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2013 interim financial statements, and Company general ledger account analyses), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2013 interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Vaky & Co., LLC

February 24, 2014

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034979
BPU INVESTMENT MANAGEMENT INC.
ONE OXFORD CENTRE
301 GRANT STREET, SUITE 3300
PITTSBURGH, PA 15219

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $13,575

B. Less payment made with SIPC-6 filed (exclude interest) (7,713)
7/31/13
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5,862

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $5,862

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $5,862

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BPU INVESTMENT MANAGEMENT INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 3 day of FEBRUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 20 13 and ending DEC 31, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,731,598
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	917,964
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	273,838
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	20,052
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	88,070
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,614	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $1,528	
Enter the greater of line (i) or (ii)	1,614
Total deductions	1,301,538
2d. SIPC Net Operating Revenues	$5,430,061
2e. General Assessment @ .0025	$13,575

(to page 1, line 2.A.)